1) CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006**
	£m	**£m**
Revenue	**2,605**	**2,566**
Operating costs	(2,355)	(2,351)
Other operating income	42	41
Operating profit	**292**	**256**
Finance income	117	72
Finance costs	(151)	(87)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	21	76
Share of post-taxation losses from associates & joint ventures*	(6)	(4)
Profit before taxation	**273**	**313**
Taxation	(60)	(20)
Profit for the year from continuing operations	**213**	**293**
DISCONTINUED OPERATIONS		
Profit for the year from discontinued operations	**14**	**12**
Profit for the year	**227**	**305**
EARNINGS PER SHARE		
Basic (£ per share)	0.184	0.236
Diluted (£ per share)	0.180	0.231
EARNINGS PER SHARE FROM CONTINUING OPERATIONS		
Basic (£ per share)	0.173	0.226
Diluted (£ per share)	0.169	0.222

*Share of post-taxation losses from associates and joint ventures includes a taxation charge of £1 million at December 2007 (December 2006: £2 million).

Dividends paid and proposed in the period were £147 million (2006: £134 million).

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	2006
	£m	£m
Profit for the year	**227**	**305**
Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	-
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)
Net gains / (losses) not recognised in income statement	**95**	**(53)**
Total recognised income for the year	**322**	**252**

3) CONDENSED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2007 (UNAUDITED)

	As at 31 December	
	2007	**2006**
	£m	**£m**
ASSETS		
Non-current assets	1,432	1,314
Current assets	547	606
Non-current assets classified as held for sale	14	-
Total assets	**1,993**	**1,920**
LIABILITIES		
Current liabilities	(1,268)	(913)
Non-current liabilities	(587)	(835)
Total liabilities	**(1,855)**	**(1,748)**
Net assets	**138**	**172**
SHAREHOLDERS' EQUITY		
Share capital	350	355
Share premium	189	141
Other reserves	(1,710)	(1,738)
Retained earnings	1,309	1,414
Total equity	**138**	**172**

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006**
	£m	**£m**
Cash flows from operating activities		
Cash generated from operations	534	311
Interest received	67	42
Interest paid	(99)	(61)
Tax paid	(26)	(34)
Net cash flow from operating activities	**476**	**258**
Cash flows from investing activities		
Acquisitions, net of cash acquired	(39)	(67)
Disposals, net of cash disposed	23	65
Purchases of property, plant and equipment	(116)	(122)
Proceeds from sale of property, plant and equipment	19	5
Purchases of intangible assets	(109)	(106)
Purchases of available-for-sale financial assets	(1)	-
Proceeds from sale of available-for-sale financial assets	23	-
Proceeds from closing of derivative contract	2	-
Dividends received	3	3
Net cash used in investing activities	**(195)**	**(222)**
Cash flows from financing activities		
Proceeds from issue of shares	47	32
Share buyback	(174)	(527)
Decrease / (increase) in short-term deposits	194	(196)
(Decrease) / increase in borrowings	(66)	270
Equity dividends paid to shareholders	(147)	(134)
Net cash flow used in financing activities	**(146)**	**(555)**
Exchange gains / (losses) on cash and cash equivalents	2	(13)
Net increase / (decrease) in cash and cash equivalents	**137**	**(532)**
Cash and cash equivalents at the beginning of the year	**105**	**637**
Cash and cash equivalents at the end of the year	**242**	**105**

6) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Year to 31 December	
	2007	**2006**
	£m	**£m**
Balance at beginning of the year	**172**	**511**
Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	-
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)
Net income / (expense) recognised directly in equity	**95**	**(53)**
Profit for the year	227	305
Total recognised income for the year	**322**	**252**
Employee share scheme credits	30	30
Taxation on employee share schemes	4	1
Proceeds from shares issued to ordinary shareholders	47	32
Repurchase of own shares	(121)	(467)
Shares to be repurchased	(169)	(53)
Dividends:		
- Prior year final paid to ordinary shareholders	(86)	(81)
- Current year interim paid to ordinary shareholders	(61)	(53)
Balance at the end of the year	**138**	**172**

7) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006**
	£m	**£m**
Net profit from continuing activities	**213**	**293**
Adjustments for:		
Depreciation	96	95
Amortisation of intangibles	61	46
Impairment of intangibles	21	-
Profit on disposal of property, plant and equipment	(10)	(2)
Employee share scheme charges	34	30
Foreign exchange losses / (gains)	18	(14)
Fair value movements on derivatives	13	19
Profits on disposals	(24)	(80)
Income from investments	(1)	-
Share of post-taxation losses of associates & joint ventures	6	4
Finance income	(117)	(72)
Finance expense	151	87
Taxation	60	20
Movements in working capital:		
Decrease in inventories	1	-
(Increase) / decrease in trade and other receivables	(12)	23
Increase in trade and other payables	75	51
Decrease in pensions deficit	(26)	(176)
Decrease in provisions	(25)	(13)
Cash generated from operations	**534**	**311**

9) DIVIDENDS PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006**
	£	**£**
Dividend per share		
Prior year final paid	0.0690	0.0615
Current year interim paid	0.0500	0.0410

REVENUE & ACCESSES

1) REVENUE BY DIVISION BY TYPE – YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006***
	£m	**£m**
Recurring	1,515	1,564
Usage	100	93
Outright	4	4
Sales & Trading	**1,619**	**1,661**
Recurring	359	300
Usage	3	3
Outright	1	1
Research & Asset Management	**363**	**304**
Recurring	384	365
Outright	67	66
Enterprise	**451**	**431**
Recurring	136	134
Usage	36	36
Media	**172**	**170**
Recurring	**2,394**	**2,363**
Usage	**139**	**132**
Outright	**72**	**71**
Total revenue	**2,605**	**2,566**

*As discussed in note 11 on page 18 of the Form 6-K furnished to the SEC on March 7, 2008, 2006 comparatives have been restated to decrease revenues by £29 million in Sales & Trading and to increase revenue by £6 million in Research & Asset Management and by £23 million in Enterprise.

3) REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December	
	2007	**2006**
	£m	**£m**
Europe, Middle East & Africa	1,441	1,396
Americas	701	709
Asia	463	461
Total revenue	**2,605**	**2,566**

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XBRL report	IFS-Reuters-2007-12-31.xbrl	📎
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